UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

# FORM 144

## NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

**ATTENTION:** *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

| 1 (a) NAME OF ISSUER (Please type or print) | (b) IRS IDENT. NO. | (c) S.E.C. FILE NO. |
|---|---|---|
| HHM TRUST | 61-6570413 | 0001750866-19-000023 |

| 1 (d) ADDRESS OF ISSUER — STREET, CITY, STATE, ZIP CODE | (e) TELEPHONE NO. AREA CODE | NUMBER |
|---|---|---|
| 10 N Independence Mall, FEDERAL RESERVE BANK of Philadelphia W Philadelphia PA 19106 | | |

| 2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD | | (b) RELATIONSHIP TO ISSUER | (c) ADDRESS STREET | CITY | STATE | ZIP CODE |
|---|---|---|---|---|---|---|
| LISA MICHELLE PARKER | | ACCREDITED INVESTOR | P O BOX 17244 | PITTSBURGH | PA | 15235 |

*INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.*

| 3 (a) Title of the Class of Securities To Be Sold | (b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities | SEC USE ONLY Broker-Dealer File Number | (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) | (d) Aggregate Market Value (See instr. 3(d)) | (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) | (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) | (g) Name of Each Securities Exchange (See instr. 3(g)) |
|---|---|---|---|---|---|---|---|
| DEBT | Department of the Treasury Office of Exec Sec 1500 Pennsylvania Avenue, NW. Rm 3413 Washington D.C. 20220 | | 2 | $20,856 | 0 | 04/09/2019 | N/A |
| | | | | | | | |
| | | | | | | | |

**INSTRUCTIONS:**

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (c) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

## TABLE I — SECURITIES TO BE SOLD

*Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:*

| Title of the Class | Date you Acquired | Nature of Acquisition Transaction | Name of Person from Whom Acquired *(If gift, also give date donor acquired)* | Amount of Securities Acquired | Date of Payment | Nature of Payment |
|---|---|---|---|---|---|---|
| Derivative Account# 121646 | 04/09/2019 | Presentment created by the Internal Revenue Service evidenced by the Account Reference #121646 which evidence of Debt is factual: hence, Tacit Acceptance has been established, Debt security # 121646 acquired by said company and transferred to LISA MICHELLE PARKER WHICH accord and satisfaction has been initiated; hence, said security has now been transferred and payable to the United States Treasury by way of SIERRA AUTO | SIERRA AUTO<br>P O Box 204048<br>Dallas, TX 275320- | 2 | 04/09/2019 | Transfer of Payment of ADR N0. 140034-1969/ 166565510 12 USC 95(a)2 |

**INSTRUCTIONS:** If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

## TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

*Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.*

| Name and Address of Seller | Title of Securities Sold | Date of Sale | Amount of Securities Sold | Gross Proceeds |
|---|---|---|---|---|
| | | | | |

**REMARKS:**

**INSTRUCTIONS:**
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

**ATTENTION:** *The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.*

04/09/2019

DATE OF NOTICE

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

/s/ Lisa Michelle Parker

(SIGNATURE)

*The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.*

**ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)**

SEC 1147 (02-08)